Exhibit 99.1

Aeterna Zentaris Reports Fourth Quarter and Full Year 2021 Financial Results and Provides Business Outlook

– Continue to advance and expand opportunities with established diversified development pipeline

– Company ended the year with $65.3 million in cash, expected to fund operations through 2023

TORONTO, ONTARIO, March 29, 2022 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today reported its financial and operating results for the year ended December 31, 2021. The Company also provided an update on progress in its pre-clinical and clinical development programs.

“With the in-licensing of six new pre-clinical development programs, 2021 was a transformational year for Aeterna Zentaris. As we work to make a positive impact across multiple therapeutic areas with unmet needs, our team is executing on all fronts to advance these pre-clinical assets toward in-human clinical studies,” commented Dr. Klaus Paulini, Chief Executive Officer of Aeterna. “Since the start of 2022, we have continued to build momentum and position ourselves to unlock the full potential of our pipeline and value for all stakeholders. Bolstered by our cash position, which provides us with the funding for operations through 2023, we are laser focused on our development and strategic priorities.”

Recent Highlights

●	Expanded research program with Julius-Maximilians-University Wuerzburg aimed to accelerate development of vaccine programs on COVID-19 and Chlamydia
●	Announced Notice of Allowance for U.S. patent covering AEZS-150 for the potential treatment of chronic hypoparathyroidism.
●	Appointed Giuliano La Fratta as Chief Financial Officer.

Pre-Clinical and Clinical Programs Update:

Therapeutics Development Pipeline

AIM Biologicals: Targeted, highly specific autoimmunity modifying therapeutics for the potential treatment of neuromyelitis optica spectrum disorder (“NMOSD”) and Parkinson’s disease (PD)

In January 2021, Aeterna entered into an exclusive patent license and research agreement with the University of Wuerzburg, Germany, for worldwide rights to develop, manufacture, and commercialize AIM Biologicals for the potential treatment of NMOSD. Additionally, the Company has engaged Prof. Dr. Joerg Wischhusen from the University Hospital in Wuerzburg as well as neuro-immunologist Dr. Michael Levy from the Massachusetts General Hospital in Boston as consultants for scientific support and advice in the field of inflammatory CNS disorders, autoimmune diseases of the nervous system, and NMOSD. In September 2021, the Company entered into an additional exclusive license with the University of Wuerzburg for early pre-clinical development towards the potential treatment of Parkinson’s disease.

AIM Biologicals (Auto-Immunity Modifying Biologicals) is based on a natural process during pregnancy, which induces immunogenic tolerance of the maternal immune system to the partially foreign fetal antigens. Fetal proteins are processed and presented on certain immunosuppressive major histocompatibility complex class I molecules to induce this tolerance. In an autoimmune disease is the immune system misdirected and targeting the body’s own protein. With AIM Biologicals, the Company aims to restore the tolerance against such proteins to treat autoimmune diseases.

For the development of AIM Biologicals as potential PD therapeutics, Aeterna plans to utilize, among others, an innovative animal model on neurodegeneration by α-synuclein-specific T cells in AAV-A53T-α-synuclein Parkinson’s disease mice, which has recently been published by University of Wuerzburg researchers.

Next Steps – NMOSD

●	Conduct in-vitro and in-vivo assessments to select an AIM Biologicals-based development candidate.
●	Manufacturing process development for selected candidate.

Next Steps – Parkinson’s Disease

●	Design and produce antigen-specific AIM Biologics molecules for the potential treatment of Parkinson’s disease.
●	Conduct in-vitro and in-vivo assessments in relevant Parkinson’s disease models.

Delayed Clearance Parathyroid Hormone (“DC-PTH”) Fusion Polypeptides: Potential treatment for primary hypoparathyroidism

In March 2021, Aeterna entered into an exclusive patent and know-how license agreement and research agreement with The University of Sheffield, United Kingdom, for the intellectual property relating to DC-PTH fusion polypeptides with delayed clearance for all human uses. In consultation with The University of Sheffield, Aeterna has selected AEZS-150 as the lead candidate in its DC-PTH program. AEZS-150 is being developed with the goal of providing a potential new treatment option of primary hypoparathyroidism in adults.

Next Steps

●	Work with The University of Sheffield to conduct in depth characterization of development candidate (in-vitro and in-vivo).
●	Develop manufacturing process.
●	Formalize pre-clinical development of AEZS-150 in preparation for a potential IND filing for conducting the first in-human clinical study.

Macimorelin Therapeutic: Ghrelin agonist in development for the treatment of ALS (Lou Gehrig’s disease)

In January 2021, the Company entered into a material transfer agreement with the University of Queensland, Australia, to provide macimorelin for the conduct of pre-clinical and subsequent clinical studies evaluating macimorelin as a potential therapeutic for the treatment of ALS (Lou Gehrig’s disease). The University of Queensland researchers have filed for supportive grants and aim to conduct pre-clinical studies in multiple pre-clinical models to demonstrate the therapeutic potential of macimorelin to slow disease progression and disease-specific pathology.

Macimorelin, a potent ghrelin agonist, is an orally active small molecule that stimulates the secretion of growth hormone from the pituitary gland. Acting via this mechanism, which was established during the development as a diagnostic test for growth hormone deficiency, it is believed that macimorelin may slow the progression of certain neurodegenerative diseases like ALS.

Apart from already available pre-clinical and clinical data on macimorelin for the development as a diagnostic, Aeterna may utilize the established supply chain to support this development. Alternative formulations are currently also under development, as a further option in addition to the existing oral solution already approved for the diagnostic use in adult growth hormone deficiency (AGHD).

Next Steps

●	Work with The University of Queensland to conduct proof-of-concept studies with macimorelin in disease-specific animal models.
●	Assess alternative formulations.
●	Formalize pre-clinical development plan.

Diagnostics Development Pipeline

Macimorelin Diagnostic: Ghrelin agonist in development for diagnostic use in childhood-onset growth hormone deficiency (“CGHD”)

Aeterna is currently conducting its pivotal Phase 3 safety and efficacy study AEZS-130-P02 (the “DETECT-trial”) evaluating macimorelin for the diagnosis of CGHD.

Children and adolescents from two to less than 18 years of age with suspected growth hormone deficiency are to be included. The study is expected to include approximately 100 subjects in Europe and North America, with at least 40 subjects in pre-pubertal and 40 subjects in pubertal status. Macimorelin growth hormone stimulation test (“GHST”) will be performed twice for repeatability data and two standard GHSTs will be used as controls: arginine (i.v.) and clonidine (p.o.).

On April 22, 2021, the U.S. FDA Investigational New Drug Application associated with this clinical trial became active.

The first clinical sites in the U.S. and in Europe are open for patient recruitment. In Europe, national clinical trial approval procedures and site initiation activities are ongoing. Site activation and patient enrollment continues to be impacted by the ongoing COVID-19 pandemic. The Company is actively monitoring delays to mitigate potential impact of COVID-19 on estimated trial completion dates. Additionally, clinical trial sites originally planned in the Ukraine and Russia are being halted due to the conflict in Ukraine intensifying following the Russian invasion. As a result, further delays with enrollment are expected as the DETECT-trial planned to recruit at least 25% (25 subjects) within those countries. Due to these circumstances and the resulting feasibility data from the Company’s CRO on potential options, Aeterna believes recruitment for the DETECT-trial may now continue until later into 2023.

The Company continues to advance its ongoing business development discussions to secure commercialization partners for macimorelin in additional markets. In addition to its previously established agreements, Aeterna recently entered into a license agreement with NK Meditech Ltd., for the development and commercialization of macimorelin in the Republic of Korea, and a distribution agreement with Er-Kim Pharmaceuticals Bulgaria EOOD for the commercialization of macimorelin in Turkey and some Balkan countries.

Vaccine Development Pipeline

Bacterial Vaccine Platform: Orally active, live-attenuated bacterial vaccine platform with potential application against viruses and bacteria, such as coronavirus types, including COVID-19 (SARS-CoV-2) and Chlamydia

In February 2021, Aeterna entered into an exclusive option agreement with the University of Wuerzburg to evaluate a pre-clinical, potential COVID-19 vaccine developed at the University of Wuerzburg. In March 2021, the Company exercised its option and entered into a license agreement where the Company was granted an exclusive, world-wide, license to certain patent applications and know-how owned by the University of Wuerzburg to research and develop, manufacture, and sell a potential COVID-19 vaccine. The Company’s vaccine platform is currently undergoing pre-clinical studies for the prevention of coronavirus diseases, including COVID-19 (SARS-CoV-2) with the planned start of clinical development targeted for H1 2023.

In September 2021, the Company exercised its option under the agreement with the University of Wuerzburg on a then undisclosed field, now known to be Chlamydia. Chlamydia trachomatis is a sexually transmitted bacterium infecting over 130 million subjects annually. Asymptomatic disease can spread to the reproductive tract eventually inducing infertility, miscarriage, or ectopic pregnancy, which is a life-threatening condition. Ocular infections can lead to inclusion conjunctivitis or trachoma, which is the primary source of visual impairment or infectious blindness. Additionally, Prof. Dr. Thomas Rudel of the University of Wuerzburg was engaged by the Company in September 2021 as a scientific consultant to support development of the salmonella-based vaccine platform for the coronavirus and Chlamydia vaccines.

Recently, the Company expanded its research agreement with the University of Wuerzburg to conduct supplementary research activities and pre-clinical development studies on the potential vaccines, the results of which are covered within the scope of the license agreements. Under the expanded research program, the University of Wuerzburg will validate and utilize innovative human 3D intestinal tissue models to study the infection biology of Salmonella strains towards clinical development.

Next Steps – Coronavirus Vaccine

●	Evaluate administration route, dose and immunization scheme.
●	Initiate in-vivo immunology experiments with antigen variant candidates in relevant mice models.
●	Conduct virus challenge experiments in immunized transgenic animals.
●	Start manufacturing process assessment / development.
●	Conduct pre-clinical safety and toxicology assessment.

Next Steps – Chlamydia Vaccine

●	Design and prepare candidate vaccine strains.
●	Evaluate administration route, dose and immunization scheme.
●	Conduct In-vivo immunology experiments with candidate strains in relevant mouse models.

Summary of Fourth Quarter and Full Year 2021 Financial Results

All amounts are in U.S. dollars

Cash and cash equivalents

The Company had $65.3 million in cash and cash equivalents at December 31, 2021.

Results of operations for the three-month period ended December 31, 2021

For the three-month period ended December 31, 2021, we reported a consolidated net loss of $2.9 million, or $0.02 loss per common share (basic and diluted), as compared with a consolidated net loss of $1.3 million, or $0.02 loss per common share (basic and diluted) for the three-month period ended December 31, 2020. The $1.6 million increase in net loss is primarily from a $0.5 million increase in total operating expenses and a $1.4 million decrease in revenues, offset by a $0.4 million reduction in income tax expense.

Revenues

●	Our total revenue for the three-month period ended December 31, 2021 was $1.0 million as compared with $2.4 million for the same period in 2020, representing a decrease of $1.4 million, primarily due to $1.4 million decline in product sales of macimorelin to its licensees, $0.5 million decline in license fees offset by $0.5 million increase in development services.

Operating Expenses

●	Our total operating expenses for the three-month period ended December 31, 2021 was $4.1 million as compared with $3.6 million for the same period in 2020, representing an increase of $0.5 million. This increase arises primarily from a $1.3 million increase in research and development expenses, a $0.5 million increase in general and administrative expenses and $0.1 million in costs incurred in 2020 and not incurred in 2021 (comprised of $0.1 million in reversal of impairment of other asset), offset by a decline of $1.4 million in cost of sales.

Net Finance Income

●	For the three-month period ended December 31, 2021, our net finance income was $0.3 million as compared to $0.3 million for the three-month period ended December 31, 2020.

Results of operations for the year ended December 31, 2021

For the twelve-month period ended December 31, 2021, we reported a consolidated net loss of $8.4 million, or $0.07 loss per common share (basic and diluted), as compared with a consolidated net loss of $5.1 million, or $0.12 loss per common share (basic and diluted), for the year ended December 31, 2020. The $3.3 million increase in net loss is primarily from a $4.5 million increase in operating expenses and a $0.8 million decline in net finance income, partially offset by an increase of $1.6 million in total revenues and a change in income tax recovery of $0.5 million

Revenues

●	Our total revenue for the twelve-month period ended December 31, 2021 was $5.3 million as compared with $3.7 million for the same period in 2020, representing an increase of $1.6 million, primarily due to $3.3 million increase in development services with Novo and $0.8 million increase in license fees related to the partial recognition of the €5 million up front payment received from Novo in 2020. Offset by a decrease in product sales by $2.5 million.

Operating Expenses

●	Our total operating expenses for the twelve-month period ended December 31, 2021 was $13.9 million as compared with $9.4 million for the same period in 2020, representing an increase of $4.5 million. This increase arises primarily from a $5.1 million increase in research and development expenses, $1.1 million increase in general and administration expenses, $0.3 million in increase in selling expenses and $0.3 million in costs incurred in 2020 and not incurred in 2021 (comprised of $0.2 million in gain on modification of building lease and $0.1 million in reversal of impairment of other asset), offset by a $2.2 million decrease in cost of sales.

Net Finance Income

●	Our net finance income for the twelve-month period ended December 31, 2021, was $0.2 million as compared with $1.0 million for the same period in 2020, representing a decrease of $0.8 million. This is primarily due to a $1.1 million change in fair value of warrant liability, a $0.4 million decline in gain due to change in foreign currency, offset by a $0.7 million decline in other finance costs. During the prior year, the Company registered the common shares underlying certain warrants which allowed the Company to reclassify such warrants from liability to shareholders’ equity in the condensed interim consolidated statements of financial position. As such the change in fair value of such warrants liabilities was classified as a finance cost in the consolidated statements of loss in 2020; there was no such change in fair value in 2021.

Consolidated Financial Statements and Management’s Discussion and Analysis

For reference, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fourth quarter and full year 2021, as well as the Company’s unaudited consolidated interim financial statements as of December 31, 2021, will be available on the Company’s website (www.zentaris.com) in the Investors section or at the Company’s profile at www.sedar.com and www.sec.gov.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen™), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need, in collaboration with Novo Nordisk.

Aeterna Zentaris is also dedicated to the development of therapeutic assets and has recently taken steps to establish a growing pre-clinical pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease). Additionally, the Company is developing an oral prophylactic bacterial vaccine against SARS-CoV-2 (COVID-19) and Chlamydia trachomatis.

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainties and assumptions, known and unknown, many of which are beyond our control. Forward-looking statements in this press release include, but are not limited to, those relating to: Aeterna’s expectations with respect to the DETECT-trial (including regarding the enrollment of subjects in the DETECT-trial, the application of the Macimorelin growth hormone stimulation tests and the completion of the DETECT-trial); Aeterna’s expectations regarding conducting pre-clinical research to identify and characterize an AIM Biologicals-based development candidate for the treatment of NMOSD as well as Parkinson’s disease, and developing a manufacturing process for a selected candidates; Aeterna’s expectations regarding conducting assessments in relevant Parkinson’s disease models; The University of Queensland undertaking a subsequent investigator initiated clinical trial evaluating macimorelin as a potential therapeutic for the treatment of ALS and Aeterna formulating a pre-clinical development plan for same; the commencement of Aeterna’s formal pre-clinical development of AEZS-150 in preparation for a potential IND filing for conducting the first in-human clinical study of AEZS-150; Aeterna’s plans to perform challenge experiments, select a development candidate, start clinical development and establish a manufacturing process for the orally active COVID-19 (SARS-CoV-2) and Chlamydia live-attenuated bacterial vaccine.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, our reliance on the success of the pediatric clinical trial in the European Union and U.S. for Macrilen™ (macimorelin); the commencement of the DETECT-trial may be delayed or we may not obtain regulatory approval to initiate that study; we may be unable to enroll the expected number of subjects in the DETECT-trial and the result of the DETECT-trial may not support receipt of regulatory approval in CGHD; the coronavirus vaccine platform technology (and any vaccine candidates using that technology) licensed from the University of Wuerzburg has never been tested in humans and so further pre-clinical or clinical studies of that technology and any vaccine developed using that technology may not be effective as a vaccine against COVID-19 (SARS-CoV-2) or any other coronavirus disease; the timeline to develop a vaccine may be longer than expected; such technology or vaccines may not be capable of being used orally, may not have the same characteristics as vaccines previously approved using the Salmonella Typhi Ty21a carrier strain; results from ongoing or planned pre-clinical studies of macimorelin by the University of Queensland or for our other products under development may not be successful or may not support advancing the product to human clinical trials; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the license agreement and the amended license agreement (collectively the Novo Amended License Agreement); the global instability due to the global pandemic of COVID-19, and its unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; and our ability to continue to list our common shares on the NASDAQ. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 20-F and annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com